Hashdex

Hashdex Nasdaq Crypto Index US ETF

NCIQ

Broad-based digital asset exposure for the new age of investing.

Fund Strategy

The Hashdex Nasdaq Crypto Index US ETF (the "Fund" or "NCIQ") is sponsored by Hashdex Asset Management Ltd. and seeks to track the performance of the crypto assets in the Nasdaq Crypto US Settlement PriceTM Index (NCIUSS).

NCIQ launched in February 2025 as the first multi-asset spot crypto ETP in the United States and provides investment exposure to the crypto market through public securities, rather than through direct acquisition, holding, and trading of spot crypto assets.

The Fund, an exchange traded product, is not registered under the Investment Company Act of 1940 (the "1940 Act"), and therefore is not subject to the same regulations and protections as mutual funds or traditional ETFs registered under the 1940 Act.

Investment Objective / Strategy

The Fund intends to offer investors a straightforward means of obtaining price exposure to the crypto assets included in the Nasdaq Crypto US Settlement Price™ Index (NCIUSS), a free float market cap weighted index.

The Fund trades on the The Nasdaq Stock Market, LLC (NASDAQ) under the symbol NCIQ. The Fund will maintain cash balances as necessary to cover currently due Fund-payable expenses.

The Trust's investment objective is for changes in the Shares' NAV to reflect the daily changes of the price of the Nasdaq Crypto US Settlement Price Index (NCIUSS), less expenses and liabilities of the Trust.

Holdings


Bitcoin – 73.1%
Ethereum – 15.5%
Ripple – 6.9%
Solana – 4.2%
Stellar – 0.3%

As Of September 19th, 2025. Holdings are subject to change.

Why invest in NCIQ?

Rules-based selection: Nasdaq's experience as an innovative benchmark provider underpins a robust and dynamic index methodology that includes strict criteria for asset inclusion while prioritizing regulatory compliance and oversight.

Diversified exposure: Diversification is a time-tested approach that can improve long-term investment outcomes. Exposure to crypto assets with distinct functionalities and performance drivers helps capture the market's evolution over time.

Passive approach: Picking individual investments is hard. A passive allocation to an index-based product can be an alternative way to gain price exposure to more than one asset. NCIQ allocates to the underlying assets of the NCI US index, rebalanced quarterly to ensure it stays up to date.

Fund Details

Ticker	NCIQ
CUSIP	41809Y102
Exchange	Nasdaq
Inception Date	February 14, 2025
Benchmark Index	NCIUSS - Nasdaq Crypto US Settlement Price™ Index
Rebalancing	Quarterly
Management Fee	0.25%
No of Holdings	6
AUM	$152 M USD
ISIN	US41809Y1029

*The Sponsor may waive all or a portion of the Management Fee for stated periods of time. The Sponsor has agreed to temporarily reduce its Management Fee to 0.25% per annum through December 31, 2025. After December 31, 2025, a 0.50% Management Fee will apply. The Management Fee compensates the Sponsor for managing the Trust's business and affairs. Calculate d daily based on the Trust's NAV, the fee accrues daily and is paid monthly in cash directly to the Sponsor.

Service Providers

Administrator	U.S. Bancorp Fund Services, LLC
Marketing Agent	Paralel Distributors LLC
Crypto Custodians	Coinbase Custody, Bitgo Trust

ATTENTION:
An investment in Shares should be considered only by persons who can bear the risk of total loss associated with an investment in the Fund.

Extreme volatility of trading prices that many digital assets have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of NCIQ and the shares could lose all or substantially all of their value. Crypto assets represent a new and rapidly evolving industry. The value of the fund depends on, among other things, the acceptance of the crypto assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the crypto economy. An investment in NCIQ is not suitable for all investors.

Performance[1]

	1 month	3 months	6 months	YTD	Since Inception NCIQ Inception
Market Price	-0.41%	18.69%	47.97%	-	25.36%
Fund NAV	-0.36%	18.37%	47.91%	-	25.11%
Benchmark	-0.29%	21.13%	51.23%	-	27.95%

As of Sep 18, 2025

1 - It is important to note that the results shown are attributable to unusually favorable market activity and, therefore, it is unlikely sustainable.
*** Benchmark: NCIUSS - Nasdaq Crypto US Settlement Price™ Index .**
Shares of the Fund are bought and sold at market price (not NAV) and are not individually redeemed from the Trust. Any applicable brokerage fees and commissions apply and will reduce returns. The performance data quoted represents past performance. Past performance does not guarantee results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than their original cost and current performance may be lower or higher than the performance quoted. For the most recent month-end performance, please visit the Fund's website at http://hashdex-etfs.com. The market price is the final price at which a security is traded on a given trading day. Net Asset Value (NAV) is value per share on a specific date or time. Returns less than one year are cumulative. Because the Fund will invest primarily in crypto assets, an investment in the Fund will subject the investor to the risks of the crypto asset market, and this could result in substantial fluctuations in the price of the Fund's shares

About Hashdex

Hashdex is a global leader in regulated crypto asset management, with more than $1.4B AUM and 20+ ETPs across the US, Europe, and Latin America. Founded in 2018, Hashdex is dedicated to building secure, transparent, and professional investment products that empower investors to participate in the crypto economy.

Fund Description

The Fund that issues Shares that may be purchased and sold on the Nasdaq Stock Market, LLC. **The Trust's investment objective is for changes in the Shares' NAV to reflect the daily changes of the price of the Nasdaq Crypto US Settlement Price Index (NCIUSS) (the "Index"), less expenses and liabilities of the Trust.**

The Fund employs Paralel Distributors LLC as the marketing agent for the Fund. The sponsor to the Fund is Hashdex Asset Management Ltd., which receives a management fee. U.S. Bancorp Fund Services, LLC (d/b/a U.S. Bank Global Fund Services) provides administrative services to the Trust. The Administrator also assists the Trust and the Sponsor with certain functions and duties relating to accounting and as the Trust's transfer agent. Paralel Distributors LLC, Hashdex Asset Management Ltd., and U.S. Bancorp Fund Services LLC are not affiliated. For more information pertaining to the relationship of companies involved in the Fund please read the prospectus.

The issuer has filed a registration statement (including a prospectus https://hashdex-etfs.com/nciq/prospectus) with the SEC for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling (917) 525-5635. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

The following factors, among others, may affect the price and market for crypto assets:

- How widely crypto assets are adopted;
- The regulatory environment for cryptocurrencies, which continues to evolve in the U.S., and which may delay, impede, or restrict the adoption or use of crypto assets;
- Speculative activity in the market for crypto assets;
- Cyberattacks, including the risk that malicious actors will exploit flaws in the code or structure of the networks, control the blockchain, steal information or cause disruptions to the internet;
- The open-source nature of the crypto networks may result in forks, or changes to the underlying code of the assets that result in the creation of new, separate crypto assets;
- Fraud, manipulation, security failure or operational problems at crypto platforms that result in a decline in adoption or acceptance of crypto assets;
- Scalability as the use of crypto expands to a greater number of users.

Fund Risks

The Fund primarily holds crypto assets. Because the Fund's investment objective is to track daily changes to the Index, less expenses and liabilities of the Trust, changes in the price of the Shares may vary from changes in the spot price of Index Constituents. An investment in the Fund involves significant risks and you could incur a partial or total loss of your investment in the Fund. Some of the risks you may face are summarized below. A more extensive discussion of these risks appears in the "Risk Factors" section of the Prospectus.

Liquidity Risk. The market for crypto assets is still developing and may be subject to periods of illiquidity. During such times it may be difficult or impossible to buy or sell a position at the desired price. Possible illiquid markets may exacerbate losses or increase the variability between the Fund's NAV and its market price. The lack of active trading markets for the Shares may result in losses on investors' investments at the time of disposition of Shares.

Regulatory Risk. Future and current regulations by a U.S. or foreign government or quasi-governmental agency could have an adverse effect on an investment in the Fund.

- Crypto assets are relatively new technological innovations with a limited operating history compared to traditional commodities. There is a limited established performance record for the price of the assets and, in turn, a limited basis for evaluating an investment.
- The Index has a limited performance history. Errors in Index data, Index computation or the construction of the Index in accordance with its methodology may occur from time to time and may not be identified and corrected by Nasdaq for a period of time or at all.
- The price of the crypto assets as determined by the crypto market has experienced periods of extreme volatility and may be influenced by, among other things, trading activity and the closing of crypto trading platforms due to fraud, failure, security breaches or otherwise. Speculators and investors who seek to profit from trading and holding crypto assets generate a significant portion of the assets demand. Such speculation regarding the potential future appreciation in the value of crypto may inflate the price of the assets.
- The largest crypto wallets are believed to hold, in aggregate, a significant percentage of the Index Constituents in circulation. Moreover, it is possible that other persons or entities control multiple wallets that collectively hold a significant number of Index Constituents, even if they individually only hold a small amount, and it is possible that some of these wallets are controlled by the same person or entity. As a result of this concentration of ownership, large sales or distributions by such holders could have an adverse effect on the market price of ether.
- Crypto platforms may be largely unregulated or may be largely or entirely non-compliant with applicable regulation and may therefore be more exposed to fraud and failure. Crypto asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the Fund.
- The Trust's investment objective is to track the performance of the Index, but various factors may cause its performance to deviate from the Index, resulting in tracking error. It is not possible to invest directly in an index, and while the Trust seeks to closely replicate the composition and weightings of the Index, it may not be able to or may not desire to track the Index exactly.
- The Sponsor, at its sole discretion, may exclude or limit the weighting of certain crypto assets in the Trust's portfolio under specific circumstances, including regulatory or compliance requirements, operational limitations, or issues with the crypto asset's underlying technology.
- The market for crypto-based ETFs like the Fund may reach a point where there is little or no additional investor demand. If this happens, there can be no assurance that the Fund will grow to or maintain a viable size. Due to the Fund's small asset base, certain of the Fund's expenses and its portfolio transaction costs may be higher than those of a Fund with a larger asset base. To the extent that the Fund does not grow to or maintain a viable size, it may be liquidated, and the expenses, timing and tax consequences of such liquidation may not be favorable to some shareholders.
- The tax treatment of the Fund is complex and may have significant implications for shareholders. While the Fund expects to be treated as a partnership for U.S. federal income tax purposes, there is no assurance that the IRS or courts will agree. Shareholders are responsible for their share of the Fund's taxable income, regardless of distributions, potentially resulting in tax liabilities.
- Differences between tax allocations and economic gains, as well as potential IRS audits, could adversely affect shareholders. Legislative changes may also impact the Fund's tax treatment.
- Crypto assets generally are volatile, and instruments whose underlying investments include crypto assets are not suitable for all investors.
- Because the Fund will invest primarily in crypto assets, an investment in the Fund will subject the investor to the risks of the crypto assets market, and this could result in substantial fluctuations in the price of the Fund's shares.
- Shares of the Fund are not insured by the Federal Deposit Insurance Corporation ("FDIC"), may lose value and have no bank guarantee.
- Unlike mutual funds, the Fund generally will not distribute dividends to its shareholders, investors may choose to use the Fund as a means of investing indirectly in crypto assets, and there are risks involved in such investments.
- This material is not an offer or solicitation of any kind to buy or sell any securities outside of the United States of America.

Index Licensing Disclaimer

Nasdaq® is a registered trademark of Nasdaq, Inc. The information contained above is provided for informational and educational purposes only, and nothing contained herein should be construed as investment advice, either on behalf of a particular crypto asset or an overall investment strategy. Neither Nasdaq, Inc. nor any of its affiliates makes any recommendation to buy or sell any crypto asset or any representation about the financial condition of a crypto asset. Statements regarding Nasdaq proprietary indexes are not guarantees of future performance. Actual results may differ materially from those expressed or implied. Past performance is not indicative of future results. Investors should undertake their own due diligence and carefully evaluate assets before investing.

ADVICE FROM A FINANCIAL PROFESSIONAL IS STRONGLY ADVISED.

Crypto assets represent a new and rapidly evolving industry. The value of the Fund depends, among other things, on the acceptance of the crypto assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the crypto asset. Crypto asset networks may be developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related crypto asset. Crypto assets may have concentrated ownership and large sales or distributions by holders of such crypto assets could have an adverse effect on the market price of such assets.

Definitions

The Index is Nasdaq Crypto US Settlement Price™ Index (NCIUSS). The Index is designed to provide investment funds with a mechanism to offer investors price exposure to certain crypto assets and it is calculated by CF Benchmarks Limited. One cannot invest directly in an index. CUSIP means the Committee on Uniform Securities Identification Procedures number, a unique nine-character code assigned to securities, to facilitate clearing and settlement of trades in the United States.

ISIN means the International Securities Identification Number, a unique code that identifies a specific security, to facilitate accurate trading and settlement across different markets and jurisdictions.

The Fund has a limited operating history.

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